SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UNIVERSAL TECHNICAL INSTITUTE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

913915104

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 913915104		Page 2 of 15 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,816,515 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,816,515 (1)
11.	Aggregate amount beneficially owned by each reporting person 4,816,515 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.8% (1)
14.	Type of reporting person (see instructions) IA

(1)	Consists of (a) 3,601,724 of shares of the Issuer’s common stock, $0.0001 par value per share (the “Common Shares”) and (b) 1,214,791 Common Shares that could currently be obtained upon conversion of the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock. Does not include 19,806,230 Common Shares (or the voting equivalent thereof) subject to the Conversion Cap and the Voting Cap (as such terms are defined in Item 4 below).

SCHEDULE 13D

CUSIP No. 913915104		Page 3 of 15 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,957,022 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,957,022 (1)
11.	Aggregate amount beneficially owned by each reporting person 3,957,022 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.5% (1)
14.	Type of reporting person (see instructions) OO

(1)	Consists of (a) 2,742,231 Common Shares and (b) 1,214,791 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock. Does not include 15,862,686 Common Shares (or the voting equivalent thereof) subject to the Conversion Cap and the Voting Cap.

SCHEDULE 13D

CUSIP No. 913915104		Page 4 of 15 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,382,613 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,382,613 (1)
11.	Aggregate amount beneficially owned by each reporting person 3,382,613 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.2% (1)
14.	Type of reporting person (see instructions) PN

(1)	Consists of (a) 2,167,822 Common Shares and (b) 1,214,791 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock. Does not include 9,274,698 Common Shares (or the voting equivalent thereof) subject to the Conversion Cap and the Voting Cap.

SCHEDULE 13D

CUSIP No. 913915104		Page 5 of 15 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Partners II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,789,200 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,789,200 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,789,200 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.0% (1)
14.	Type of reporting person (see instructions) PN

(1)	Consists of (a) 574,409 Common Shares and (b) 1,214,791 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock. Does not include 1,705,329 Common Shares (or the voting equivalent thereof) subject to the Conversion Cap and the Voting Cap.

SCHEDULE 13D

CUSIP No. 913915104		Page 6 of 15 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Holdings I, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,214,791 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,214,791 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,214,791 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.8% (1)
14.	Type of reporting person (see instructions) 00

(1)	Consists of 1,214,791 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock. Does not include 19,806,230 Common Shares (or the voting equivalent thereof) subject to the Conversion Cap and the Voting Cap.

SCHEDULE 13D

CUSIP No. 913915104		Page 7 of 15 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Coliseum Capital Co-Invest, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,214,791 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,214,791 (1)
11.	Aggregate amount beneficially owned by each reporting person 1,214,791 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.8% (1)
14.	Type of reporting person (see instructions) PN

(1)	Consists of 1,214,791 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock. Does not include 2,453,077 Common Shares (or the voting equivalent thereof) subject to the Conversion Cap and the Voting Cap.

SCHEDULE 13D

CUSIP No. 913915104		Page 8 of 15 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,816,515 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,816,515 (1)
11.	Aggregate amount beneficially owned by each reporting person 4,816,515 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.8% (1)
14.	Type of reporting person (see instructions) IN

(1)	Consists of (a) 3,601,724 Common Shares and (b) 1,214,791 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock. Does not include 19,806,230 Common Shares (or the voting equivalent thereof) subject to the Conversion Cap and the Voting Cap.

SCHEDULE 13D

CUSIP No. 913915104		Page 9 of 15 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 41,475 (1)
	8.	Shared voting power 4,816,515 (2)
	9.	Sole dispositive power 41,475 (1)
	10.	Shared dispositive power 4,816,515 (2)
11.	Aggregate amount beneficially owned by each reporting person 4,857,990 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 19.0% (1)(2)
14.	Type of reporting person (see instructions) IN

(1)	Consists of Common Shares that are held directly by Christopher Shackelton, his spouse and trusts for the benefit of his descendants.
(2)	Consists of (a) 3,601,724 Common Shares and (b) 1,214,791 Common Shares that could currently be obtained upon conversion of the Series A Preferred Stock or that could be voted pursuant to the as-converted voting provisions of the Series A Preferred Stock. Does not include 19,806,230 Common Shares (or the voting equivalent thereof) subject to the Conversion Cap and the Voting Cap.

SCHEDULE 13D

CUSIP No. 913915104		Page 10 of 15 Pages

This Amendment No. 1 (this “Amendment”) to the Schedule 13D (the “Initial Schedule 13D”) filed on March 21, 2016 with the Securities and Exchange Commission (the “SEC”) by Coliseum Capital Management, LLC (“CCM”), Coliseum Capital, LLC (“CC”), Coliseum Capital Partners, L.P. (“CCP”), Coliseum Capital Partners II, L.P. (“CCP2”), Adam Gray (“Gray”) and Christopher Shackelton (“Shackelton”), relating to shares of common stock, $0.0001 par value per share (the “Common Shares”), of Universal Technical Institute, Inc. (the “Issuer”), a corporation organized under the laws of Delaware, amends and supplements the Initial Schedule 13D as set forth below.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows:

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a)	This Schedule 13D is filed by:

•	CCM, a Delaware limited liability company;

•	CC, a Delaware limited liability company;

•	CCP, a Delaware limited partnership;

•	CCP2, a Delaware limited partnership ;

•	Coliseum Holdings I, LLC, a Delaware limited partnership (“CH1”);

•	Coliseum Capital Co-Invest, L.P., a Delaware limited partnership (“CCC”);

•	Gray; and

•	Shackelton.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b)	The business address of the Reporting Persons is Metro Center, 1 Station Place, 7th Floor South, Stamford, CT 06902.

(c)	The present principal business, occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

CCM is the investment adviser to CCP, CCP2 and CCC, which are investment limited partnerships. CC is the General Partner of CCP, CCP2 and CCC. Gray and Shackelton are the managers of CC and CCM. CCM is the non-member manager of CH1. CH1’s business is to serve an investment vehicle for the Reporting Persons’ investment in the Series A Preferred Stock and is the direct owner of all the Series A Preferred Stock reported in this Amendment. CH1 is owned by certain of the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) as follows:

Reporting Person	Percentage Ownership in CH1
CCP	49.9%
Separate Account	18.8%

SCHEDULE 13D

CUSIP No. 913915104		Page 11 of 15 Pages

CCP2	13.9%
CCC	17.4%

Total	100.0%

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

The source and amount of funds used in purchasing the Series A Preferred Stock by certain of the Reporting Persons and the Separate Account are as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$34,930,000
CCP2	Working Capital	$9,724,000
CCC	Working Capital	$12,214,000
Separate Account	Working Capital	$13,132,000

Item 4. Purpose of Transaction.

Item 4 is supplemented as follows:

Securities Purchase Agreement

On June 24, 2016, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with Coliseum Holdings I, LLC (“CH1”), a special purpose vehicle used by the Reporting Persons to acquire the Series A Preferred Stock. Pursuant to the terms of the Purchase Agreement, the Issuer issued and sold to CH1 in a private placement (the “Private Placement”) 700,000 shares of Series A Preferred Stock at a purchase price per share of $100.00 for gross proceeds of $70 million.

Certificate of Designations

Pursuant to the Certificate of Designations of Series A Preferred Stock (the “Certificate of Designations”), the Series A Preferred Stock may be converted into Common Shares, subject to certain conditions. Until stockholder approval as required under the listing standards of the NYSE and approval of the applicable educational regulatory agencies (including without limitation the Department of Education) (collectively, “Required Approvals”) in connection with the Private Placement is obtained, the Series A Preferred Stock beneficially owned by the holders of Series A Preferred Stock and their respective affiliates may only be converted into Common Shares to the extent that, after giving effect to such conversion, the amount of Common Shares the holder thereof together with its affiliates would beneficially own pursuant to such conversion, in the aggregate, is less than or equal to 4.99% of the Common Shares outstanding on the date of issuance of the Series A Preferred Stock (the “Conversion Cap”). The Conversion Cap will not apply to the Series A Preferred Stock once the Issuer obtains the Required Approvals.

SCHEDULE 13D

CUSIP No. 913915104		Page 12 of 15 Pages

The Series A Preferred Stock will be entitled to vote with the holders of Common Shares (and any other class or series similarly entitled to vote with the holders of Common Shares) and not as a separate class, at any annual or special meeting of stockholders of the Issuer, and may act by written consent in the same manner as the holders of Common Shares, on an as-converted basis, provided that prior to the receipt of the Required Approvals, the voting power of the Series A Preferred Stock beneficially owned by each holder of Series A Preferred Stock together with its respective affiliates, will not to exceed 4.99% of the aggregate voting power of all of the Issuer’s voting stock outstanding on the date of issuance of the Series A Preferred Stock (the “Voting Cap”). The holders of Series A Preferred Stock are also entitled to consent to certain matters, as more fully described in the Certificate of Designations.

Dividends on the Series A Preferred Stock are noncumulative and accrue from the date of the original issuance at a rate of 7.5% per annum on the liquidation preference then in effect (a “Cash Dividend”). As of the date of issuance of the Series A Preferred Stock, the liquidation preference is equal to $100.00, which may be adjusted from time to time by the accrual of Accrued Dividends (as defined below). If the Issuer does not declare and pay a Cash Dividend, the liquidation preference on the Series A Preferred Stock will be increased to an amount equal to the liquidation preference in effect at the start of the applicable dividend period, plus an amount equal to such then-applicable liquidation preference multiplied by 9.5% per annum (an “Accrued Dividend”).

If the Issuer is required or elects to obtain the Required Approvals, and if such approval are not obtained within the time periods set forth in the Certificate of Designations, the dividend rate with respect to Cash Dividends and Accrued Dividends will increased to a rate of 12.5% and 14.5%, respectively, subject to downward adjustment upon obtaining the Required Approvals.

The foregoing summary of the Purchase Agreement and Certificate of Designations is qualified in its entirety by the Purchase Agreement, a copy of which is filed as Exhibit 2 to this Amendment and incorporated herein by reference, and by the Certificate of Designations, a copy of which is filed as Exhibit 3 to this Amendment and incorporated herein by reference.

Registration Rights Agreement

On June 24, 2016, the Issuer and the CH1 entered into a registration rights agreement (the “Registration Rights Agreement”) that will, among other things and subject to certain exceptions, require the Issuer, upon the request of the holders of the Series A Preferred Stock to register the Common Shares issuable upon conversion of the Series A Preferred Stock. Pursuant to the terms of the Registration Rights Agreement, these registration rights will not become effective until twelve months after the closing date of the Private Placement and the costs incurred in connection with such registrations will be borne by the Issuer.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the Registration Rights Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 913915104		Page 13 of 15 Pages

Appointment of Christopher Shackelton as Director

In connection with the entry into the Purchase Agreement, the Issuer will appoint Christopher Shackelton to its board of directors. Mr. Shackelton’s initial term as director will run until the next annual meeting of the Issuer’s stockholders at which members of its board of directors are elected.

The Reporting Persons acquired the Series A Preferred Stock and the Common Shares (collectively, the “Securities”) for investment purposes, and such purposes were made in the Reporting Persons’ ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Securities at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Securities, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D or acquire additional Securities or dispose of all or some of the Securities beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)	– (b) The information relating to the beneficial ownership of the Common Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 24,344,515 Common Shares outstanding as of March 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on April 29, 2016.

(c)	See Item 4 above.

(d)	Except as set forth in Item 6 hereof, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Preferred Stock reported herein.

(e)	Not applicable.

The information in Items 4 and 6 hereof is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 913915104		Page 14 of 15 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

CCM is an investment adviser whose clients, including CCP, CCP2, CCC and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Preferred Stock. CC is the general partner of CCP, CCP2 and CCC. Gray and Shackelton are the managers of CC and CCM. CCM is the non-member manager of CH1.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The information in Item 4 hereof is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

1*	Joint Filing Agreement, dated June 28, 2016

2*	Purchase Agreement, dated June 24, 2016

3*	Certificate of Designations, dated June 23, 2016

4*	Registration Rights Agreement, dated June 24, 2016

*	Filed herewith.

SCHEDULE 13D

CUSIP No. 913915104		Page 15 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

DATED: June 28, 2016

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL PARTNERS II, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar Chivonne Cassar, Attorney-in-fact	By:	/s/ Chivonne Cassar Chivonne Cassar, Attorney-in-fact

COLISEUM HOLDINGS I, LLC		COLISEUM CAPITAL CO-INVEST, L.P.

By:	Coliseum Capital Management, LLC, its Manager	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact